Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following press release was issued jointly by Crescent Energy Company and SilverBow Resources, Inc. on July 25, 2024:

Crescent Energy and SilverBow Resources Announce Preliminary Results for Election of Form of Merger Consideration

July 25, 2024 08:30 AM Eastern Daylight Time

HOUSTON—(BUSINESS WIRE)—Crescent Energy Company (NYSE: CRGY) (“Crescent”) and SilverBow Resources, Inc. (NYSE: SBOW) (“SilverBow”) jointly announced today the preliminary results of the elections made by holders of SilverBow common stock regarding the form of merger consideration to be received in connection with Crescent’s pending acquisition of SilverBow (the “Transaction”).

As further described in (a) the Agreement and Plan of Merger, dated as of May 15, 2024, by and among SilverBow, Crescent and the other parties thereto (the “Merger Agreement”), (b) the definitive joint proxy statement of Crescent and SilverBow and a prospectus of Crescent (the “Proxy Statement/Prospectus”), included in the registration statement on Form S-4 filed by Crescent with Securities and Exchange Commission, which was declared effective on June 27, 2024 (the “Registration Statement”) and (c) the election form and accompanying election materials, each share of SilverBow common stock outstanding immediately prior to the Initial Merger Effective Time (as defined in the Merger Agreement) will, at the election of the holder of such share of SilverBow common stock, be converted into the right to receive (i) 3.125 shares of Crescent Class A common stock (the “Stock Election Consideration”), (ii) $15.31 in cash without interest (and subject to any withholding taxes required by applicable law) and 1.866 shares of Crescent Class A common stock (the “Mixed Election Consideration”), or (iii) $38.00 in cash without interest (and subject to any withholding taxes required by applicable law) (the “Cash Election Consideration”), subject to an aggregate cap of $400,000,000 on the total cash consideration payable for SilverBow common stock.

Based on available information as of the election deadline of 5:00 p.m. Central Time on July 24, 2024, the preliminary merger consideration election results are as follows:

•

Holders of approximately 44.95% of the outstanding shares of SilverBow common stock, or 11,479,832 shares, elected to receive the Stock Election Consideration. Pursuant to the terms of the Merger Agreement, this amount includes holders of SilverBow common stock who failed to properly make an election prior to the election deadline and are deemed to have elected to receive the Stock Election Consideration.

•	Holders of approximately 30.40% of the outstanding shares of SilverBow common stock, or 7,764,646 shares, elected to receive the Mixed Election Consideration.

•	Holders of approximately 24.65% of the outstanding shares of SilverBow common stock, or 6,295,137 shares, elected to receive the Cash Election Consideration.

As a result of these elections, it is estimated that approximately $358,091,936 in cash will be paid to holders of SilverBow common stock as part of the merger consideration (excluding the cash consideration payable in connection with the cancellation and conversion of the Company RSU Awards, Company PSU Awards and Company Options (each as defined in the Merger Agreement)), which is below the maximum total cash consideration payable for SilverBow common stock of $400,000,000 as set forth in the Merger Agreement.

The foregoing results are preliminary only, and final certified results are not expected to be available until shortly before closing. After the final results of the election process are determined, the final merger consideration, and the allocation of the merger consideration, will be calculated in accordance with the terms of the Merger Agreement. No fractional shares of Crescent Class A common stock will be issued in the merger, and holders of SilverBow common stock will receive cash in lieu of any fractional shares of Crescent Class A common stock.

A more detailed description of the merger consideration and the proration procedures applicable to elections is contained in the Proxy Statement/Prospectus. SilverBow stockholders should carefully read the Proxy Statement/Prospectus in its entirety. Copies of the Proxy Statement/Prospectus may be obtained free of charge by following the instructions below, under “Important Additional Information About the Transaction.”

About Crescent Energy Company

Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Crescent’s leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, Crescent and its predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. For additional information, please visit www.crescentenergyco.com.

About SilverBow Resources

SilverBow Resources, Inc. is a Houston-based energy company actively engaged in the exploration, development, and production of oil and gas in the Eagle Ford Shale and Austin Chalk in South Texas. With over 30 years of history operating in South Texas, SilverBow possesses a significant understanding of regional reservoirs which it leverages to assemble high quality drilling inventory while continuously enhancing its operations to maximize returns on capital invested. For more information, please visit www.sbow.com.

No Offer or Solicitation

This communication relates to the Transaction between Crescent and SilverBow. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, Crescent filed with the SEC the Registration Statement to register the shares of Crescent Class A common stock to be issued in connection with the Transaction. The Registration Statement includes the Proxy Statement/Prospectus. The Proxy Statement/Prospectus was mailed to the stockholders of each of Crescent and SilverBow on June 28, 2024. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement and the Proxy Statement/Prospectus that have been filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or mail to stockholders of Crescent or SilverBow in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700. The information included on, or accessible through, Crescent’s or SilverBow’s website is not incorporated by reference into this document.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction and the anticipated timing thereof. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the adoption of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contacts

Crescent Energy Investor Relations Contacts

IR@crescentenergyco.com

Crescent Energy Media Contacts

Media@crescentenergyco.com

SilverBow Investor Relations Contacts

Jeff Magids

Vice President of Finance & Investor Relations

(281) 874-2700, (888) 991-SBOW

ir@sbow.com

SilverBow Media Contacts

Adam Pollack / Jed Repko

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449